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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                      THE FLIGHT INTERNATIONAL GROUP, INC.
                                (Name of Issuer)

         NEW COMMON STOCK, PAR VALUE $.01 PER SHARE (SUCCESSOR TO COMMON
                        STOCK, PAR VALUE $.01 PER SHARE)
                         (Title of Class of Securities)

                                   339416-10-9
                                 (CUSIP Number)

                                  JOHN R. BONE
                         P.O. BOX 217, 64 COLLEGE STREET
                                NEWMAN, GA 30263
                                 (770) 254-8326
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 29, 1994
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.........339416-10-9                       Page 2 of 4 Pages
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1) Name of Reporting Person........John R. Bone
S.S. or I.R.S. Identification No. of Above Person....
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2) Check the Appropriate Box if a Member of a Group (see
Instructions)                                      (a)......
                                                   (b)......
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3) SEC Use Only.........................................
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4) Source of Funds (See Instructions).........PF
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5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)..............
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6) Citizenship or Place of Organization.........U.S.
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Number of              (7) Sole Voting Power...........145,000
Shares Bene-           ---------------------------------------------------------
ficially Owned         (8) Shared Voting Power...............0
by Each Reporting      ---------------------------------------------------------
Person With            (9) Sole Dispositive Power......145,000
                       ---------------------------------------------------------
                       (10) Shared Dispositive Power.........0
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11) Aggregate Amount Beneficially Owned by Each Reporting
Person.......145,000
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12) Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions).........
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13) Percent of Class Represented by Amount in Row 11...14.5%
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14) Type of Reporting Person (See Instructions).....IN
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*SEE INSTRUCTIONS BEFORE FILLING OUT!
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ITEM 1.  SECURITY AND ISSUER.

         This Statement of Beneficial Ownership on Schedule 13D relates to the New Common Stock, par value $.01 per share (the "Common Stock") of The Flight International Group, Inc. (the "Issuer"), whose principal executive offices are located at Newport News/Williamsburg International Airport, Newport News, VA 23602.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  Name:  John R. Bone

         (b) Residence or business address: P.O. Box 217, 64 College Street, Newman, GA 30263.

         (c) Present principal occupation or employment and the name, principal business and address or any corporation or other organization in which such employment is conducted: Mr. Bone's principal employment is as 50% owner of Maritime Leasing, Inc., whose address is P.O. Box 217, 64 College Street, Newman, GA 30263. Mr. Bone also is a director of the Issuer.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock disclosed herein were purchased for $145,000 with personal funds of the reporting person. No funds were borrowed in connection with the issuance of any of the shares reported herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transaction is for private investment. The reporting person is not interested in, and has no plans or proposals which relate to or would result in, the items described in Item 4(a)-(j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Reporting person owns an aggregate of 145,000 shares of Common Stock, representing 14.5% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Company's Annual Report on Form 10-KSB for the fiscal year ended April 30, 1995).

         (b) As to all shares indicated above, reporting person has sole power to vote and to

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dispose or direct the disposition thereof.

         (c) All shares reported herein were acquired directly from the Issuer on December 29, 1994, at a price of $1.00 per share.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Date:  Feb. 13, 1996


                                               /s/ JOHN R. BONE
                                               --------------------------
                                               JOHN R. BONE

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